GREAT QUEST
METALS LTD. 82-3116

January 12, 2005

05005313

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

To Whom It May Concern:

RE: Great Quest Metals Ltd. (the "Company")

Enclosed, for your files, is one copy of the Company's news release that was issued on January 12, 2005. This release was sent to the TSX Venture Exchange, BC Securities Commission and Canada Stockwatch.

Yours truly,

GREAT QUEST METALS LTD.

Karen Nestoruk
Administration

/kn
enclosure

dlw 1/25

Suite 515, 475 Howe Street, Vancouver, BC V6C 2B3 Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

GREAT QUEST METALS LTD.

Suite 515, 475 Howe Street
Vancouver, British Columbia, Canada V6C 2B3
Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

January 12, 2005
12g3-2(b) Exemption #82-3116
Standard & Poor's Listed
Trading Symbol: GQ

Great Quest Initiates Program on Manankoto Concession
Update on Private Placement

VANCOUVER, BC -- Willis W. Osborne, President of Great Quest Metals Ltd. (TSX Venture Exchange: GQ), is pleased to announce the start of the preliminary program of exploration on the 105 sq km Manankoto concession in western Mali, West Africa. The only work done in the area consisted of a program of soil sampling and geological mapping carried out through a consortium of agencies of the Malian and French Governments in the early 1980's. Mamadou Keita (M.Sc. Geol.), a Director of the Company, was the manager on the project at the time. The regional work was completed along northwest – southeast grid lines, 1.6 km apart, with sample sites every 500 metres.

The most interesting result of this program consisted of two adjacent soil samples along one line in the Bakolobi area with 1,100 and 1,200 parts per billion gold respectively. A zone of silicification was found in the area of those samples. Two one-metre deep trenches were dug in the area. The first was 100 m long, and the second, 500 m north of the first, was 30 m long. Both trenches were dug across a zone of silicification. A diorite dike occurs in the northern trench.

The Great Quest program will consist of running lines at 400 metre intervals with soil samples taken every 100 metres over one half of the concession. A top priority of the program will consist of mapping and sampling the silicified zone.

In other news, the private placement of 1,400,000 units at $0.52 a unit for $728,000, announced November 23, 2004 is still intact. A unit consists of a share and one half of a share purchase warrant. The holder of a share purchase warrant can buy one share at $0.65 for 2 years. Drilling on the Djambaya 2 zone will start as soon as the private placement has been completed.

ON BEHALF OF THE BOARD OF DIRECTORS

"Willis W. Osborne"
Willis W. Osborne
President